UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission), dated June 14, 2012, regarding Resolutions approved by the Board of Directors of Nortel Inversora S.A. on June 14, 2012

NORTEL INVERSORA S.A.

Buenos Aires, June 14, 2012

Mr. President of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

Re:	Resolutions passed by the Board of Directors of Nortel Inversora S.A. on June 14, 2012

Dear Sir,

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby inform you that on June 14, 2012, by virtue of the powers delegated to it by the Stockholders’ Meeting held on June 13, 2012 (the “Meeting”), Nortel’s Board of Directors approved the following:

1.  When considering the first item of the Agenda, which reads: “Consideration of the terms and conditions of the settlement agreement or note to the same effect to be executed by the holders of the “Class A” Preferred Shares, subject to the resolutions to be approved by the stockholders’ meeting to be held on June 13, 2012”, resolved:

(i)	to approve the terms and conditions of both letters delivered by the “Class A” Preferred shareholders Standard Bank PLC, London Branch (through an e-mail) and Sebastián Sánchez Sarmiento (in an original copy) to the Company as settlement agreement, taking into account that such terms and conditions reflect the Meeting’s resolutions since they contain the releases approved by the Meeting in connection with the calculation and currency of the redemption and dividend payments to the holders of “Class A” Preferred Shares;

(ii)	the execution by the Company of acceptance letters corresponding to the letters referred to in paragraph (i) above (with respect to Standard Bank PLC, London Branch’s letter, once its original copy is received);

(iii)	to invite and propose to all other holders of “Class A” Preferred Shares to execute and deliver an offer letter in terms and conditions similar to those included in the letters referred to in paragraph (i) above, and that the Company accept such letters or enter into settlement agreements to the same effect; and

(iv)	to grant full powers to the Company’s President, Vice President and Chief Executive Officer for purposes of implementing the resolutions approved in this Item of the Agenda and pay the additional distribution approved by the Meeting in favor of those holders of “Class A” Preferred Shares who execute the settlement letters or agreements referred to above.

2.  When considering the Second Item of the Agenda, which reads: “Calculation of the total amount of preferred basic dividends to be paid to the “Class A” Preferred Shares based on the CER (Coeficiente de Estabilización de Referencia)corresponding to the date on which such amounts will be effectively made available, subject to approval of such dividends by the stockholders’ meeting to be held on June 13, 2012”, resolved to approve the calculations submitted by the Company’s management and therefore:

(i)	to make available for payment, as from June 29, 2012, to the outstanding “Class A” Preferred Shares, an amount of AR$ 81,737,683 as accumulated preferred basic dividend, which represents AR$ 203.431816 per each “Class A” Preferred Share or 2,034,318 % of its par value;

(ii)	to make available for payment, as from June 29, 2012, to the outstanding “Class A” Preferred Shares, an amount of AR$ 22,836,292 as additional dividend corresponding to the “Class A” Preferred Shares for fiscal year 2011, which represents an amount of AR$ 56.835822 per “Class A” Preferred Share or 568.358 % of its par value;

(iii)	to make available for payment, as from June 29, 2012, an amount of AR$ 21.9053 as additional distribution for each “Class A” Preferred Share, payable only and exclusively to those holders of “Class A” Preferred Shares who deliver a letter to the Company or enter into a settlement agreement with the Company before June 27, 2012 in such terms as those mentioned in the First Item of the Agenda;

(iv)	to delegate to the Chief Executive Officer of Nortel, Mr. Jorge Firpo, the power to determine the final exact amount by which the Voluntary Reserve for the Future Distribution of Dividends shall be reduced, based on the settlement agreements to be received by the Company before June 27, 2012; and

(v)	to grant full powers to the Company’s President, Vice President and Chief Executive Officer for purposes of implementing the resolutions approved in this Item of the Agenda.

3.  When considering the Third Item of the Agenda, which reads: “Reduction of the Company’s capital stock as a result of the scheduled redemption of “Class A” Preferred Shares. Calculation of the redemption price based on the CER corresponding to the date on which such price will be made effectively available, subject to the approval of the scheduled redemption by the stockholders’ meeting to be held on June 13, 2012”, resolved to approve the calculations submitted by the Company’s management and therefore:

(i)	to proceed with the scheduled redemption, as from June 29, 2012, of all the outstanding “Class A” Preferred Shares, i.e. 401,794 “Class A” Preferred Shares, at a redemption price of AR$ 903.532725 per “Class A” Preferred Share, based on which the aggregate redemption value of such “Class A” Preferred Shares is AR$ 363,034,028;

(ii)	to reduce the Company’s capital stock by reducing, in the aggregate, the account Capital Stock (Preferred Shares) in an amount of AR$ 4,017,940; the account Inflation Adjustment of Capital Stock in an amount of AR$ 6,384,547.91; the account Share Issue Premiums in an amount of AR$ 352,631,540.09, which aggregates AR$ 363,034,028. It was informed that the above referred amounts represent 5.5784 % of the current balance of the accounts Capital Stock (Ordinary Shares and Preferred Shares) and Inflation Adjustment of Capital Stock; and

(iii)	to instruct the Company’s management to perform all acts and actions necessary to perfect the redemption, and to obtain the approval and registration of the reduction of capital stock before the Comisión Nacional de Valores, the Buenos Aires Stock Exchange, the Public Registry of Commerce [Office of Corporations] and any other applicable authority or agency.

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4.  Finally, the Board resolved to accept the resignations of Messrs. Javier Errecondo and Saturnino Funes – who were appointed by the holders of “Class A” Preferred Shares – from their positions of Director and Alternate Director, respectively, based on the Board’s consideration that such resignations do not affect the regular performance of the Board nor have they been wrongful or without due notice. The Company’s acceptance of such resignations will become effective when Nortel makes available to the holders of “Class A” Preferred Shares payment of the various amounts approved by the Meeting, at which moment such resignations will also become effective.

Sincerely yours,

Jorge Alberto Firpo
Officer in Charge of Market Relations
Nortel Inversora S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	June 15, 2012	By:	/s/ Jorge Alberto Firpo
			Name:	Jorge Alberto Firpo
			Title:	General Manager